Exhibit 21

PHI, Inc.

Subsidiaries of the Registrant at December 31, 2013

COMPANY	PLACE OF ORGANIZATION / INCORPORATION	% OF VOTING STOCK / MEMBERSHIP INTEREST OWNED
Petroleum Helicopters Angola Limitada	Angola	49%
Energy Risk LTD	Bermuda	100%
PHI International, LTD	Cayman	100%
HELEX, LLC	Florida	100%
International Helicopter Transport, Inc.	Louisiana	100%
PHI Tech Services, Inc.	Louisiana	100%
Helicopter Management, LLC	Louisiana	100%
Helicopter Leasing, LLC	Louisiana	100%
Sky Leasing, LLC	Montana	100%
Vertilease, LLC	Montana	100%
Leasing Source, LLC	Montana	100%
PHI Century Limited	Ghana	49%
PHI Air Medical, L.L.C.	Louisiana	100%
Petroleum Helicopters Australia Pty Limited	Australia	100%